UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-36363

VISIONSYS AI INC

2 Hammarskjold Plaza, Room 10B

2nd Avenue, New York, NY 10017

Tel: +1 (929) 687-0368

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Election to follow home country practices in lieu of certain Nasdaq corporate governance standards

VisionSys AI Inc (Nasdaq: VSA) (the “Company”), a Cayman Islands exempted company has informed The Nasdaq Stock Market LLC (“Nasdaq”) that it intends to follow certain Cayman Islands corporate governance practices in lieu of certain requirements of the listing rules of Nasdaq (the “Rules”) below:

1.	Rule 5620(a) of the Nasdaq Listing Rules, pursuant to which each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders within one year of the end of each fiscal year.

2.	Rule 5635 of the Nasdaq Listing Rules, pursuant to which shareholder approval is required prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (ii) a change of control; and (iv) transactions other than public offerings.

The Company’s practices with regard to these requirements are not prohibited under any statutory legal provision of the Cayman Islands or the amended and restated memorandum and articles of association of the Company as currently in effect.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VisionSys AI Inc

By:	/s/ Tianlong Wang
Name:	Tianlong Wang
Title:	Chief Executive Officer

Date: March 5, 2026

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